Mail Stop 4561

March 4, 2008

Mr. David B. Meister
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
NexCen Brands, Inc.
1330 Avenue of the Americas, 34th Floor
New York, NY 10019

> **Re:** **NexCen Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 4, 2008**
> **File No. 333-149026**

Dear Mr. Meister:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We understand a conference call took place on February 25, 2008 between you and the staff of the Division's Office of the Chief Accountant regarding your waiver request, in which you asked that you not be required to file the auditor's consent for the financial statements of Maggie Moo's. Please confirm in writing the representation you made during the call that the acquisition of Maggie Moo's does not exceed the significance threshold described in Rule 3-05 of Regulation S-X.

Selling Stockholders, page 4

2.   With respect to the shares to be offered for resale by Pretzel Time Franchising, LLC, Pretzelmaker Franchising, LLC, and BTMU Capital Corporation, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each shareholder.

3.   Please confirm that no selling shareholder is affiliated with a registered broker-dealer. If not so, please disclose whether any selling shareholder affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business or had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities at the time of the acquisition.

Where You Can Find More Information

Incorporation by Reference, page 8

4.   Please include updated financial statements pursuant to Rule 3-12 of Regulation S-X in the documents incorporated by reference and any other documents required to be incorporated by Item 12(a)(2) of Form S-3.

5.   Refer to our correspondence dated February 19, 2008 regarding requirements resulting from your acquisition of the assets of Great American Cookie Franchising, LLC and Great American Manufacturing, LLC. Please file the financial statements and related information in satisfaction of the requirements of Rule 3-05 of Regulation S-X or, in the alternative, incorporate by reference your filing that includes such information.

Exhibits

6.   Please confirm that the reference to the General Corporation Law of the State of Delaware in the legal opinion of Kirkland & Ellis LLP is intended to encompass other Delaware statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile: (202) 879-5200</u>
       Andrew M. Herman, Esq.
       Kirkland & Ellis LLP